UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Valassis Communications Inc

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(Name of Issuer)

COMMON STOCK, $.01 par value

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(Title of Class of Securities)

918866104

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,909,200**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
2,909,200**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,200**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%**

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14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,909,200**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER

2,909,200**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,200**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%**

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14.	TYPE OF REPORTING PERSON
IN ( Limited Liability Company)

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,909,200**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
2,909,200**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,200**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a) ☐
b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,909,200**

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9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
2,909,200**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,200**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,909,200**

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9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER

2,909,200**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,200**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 22, 2008 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy. This Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock") of Valassis Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 19975 Victor Parkway Livonia, Michigan 48152. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

--------------------------------

(a), (b) According to the Issuer's 10-Q filed May 9, 2008, there were 48,045,789 shares of common stock issued and outstanding as of May 7, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 2,909,200 shares of common stock, representing 6.1% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C .

(c) During the past 60 days, the Reporting Persons sold the following shares in the open market:

Trade Date	Shares	Price/Share
5-14-2008	57,800	16.5907
5-16-2008	4,100	16.5000
5-19-2008	46,200	16.5981
5-22-2008	500	16.3000
5-28-2008	50,000	16.3730
5-29-2008	2,900	16.5000
6-2-2008	33,900	15.3798
6-3-2008	112,500	16.0101
6-4-2008	57,000	16.1631
6-5-2008	24,000	16.4220
6-6-2008	1,100	16.2636
6-10-2008	55,500	14.5912
6-11-2008	60,300	14.0700
6-12-2008	50,000	14.1424

(d) and (e) Not applicable.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 918866104                                             SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

CUSIP NO. 918866104                              SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: June 13, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact